UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

30 Ha’Masger St.

Tel Aviv 6721117, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Proxy Statement for Annual General Meeting of Shareholders

On September 29, 2023, HUB Cyber Security Ltd. (the “Company”) published a notice that it will hold an Annual General Meeting of Shareholders (the “2023 Annual Meeting”) on November 2, 2023. As noted in the attached proxy statement for the 2023 Annual Meeting, the 2023 Annual Meeting will take place instead on November 3, 2023.

Furnished herewith as Exhibit 99.1 is the following document:

1.	Proxy statement for the 2023 Annual Meeting to be held on November 3, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: October 5, 2023	By:	/s/ Uzi Moskovich
Uzi Moskovich
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Proxy statement for the 2023 Annual Meeting to be held on November 3, 2023.

3